Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

3000 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

August 24, 2021

3.	News Release

A news release dated August 24, 2021 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On August 24, 2021 the Company announced the closing of an underwritten public offering (the “Offering”) of 49,080,024 units of the Company (the “Units”) at a price of US$2.95 per Unit for aggregate gross proceeds to the Company of US$144,786,070.80, including 1,622,396 Units sold pursuant to the partial exercise of the underwriters’ over-allotment option. Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of five years following the closing date of the Offering at an exercise price of US$3.45 per Warrant Share, subject to adjustment in certain events.

5.	Full Description of Material Change

On August 24, 2021 the Company announced the closing of the Offering of 49,080,024 Units at a price of US$2.95 per Unit for aggregate gross proceeds to the Company of US$144,786,070.80, including 1,622,396 Units sold pursuant to the partial exercise of the underwriters’ over-allotment option. Each Unit consisted of one Common Share and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of five years following the closing date of the Offering at an exercise price of US$3.45 per Warrant Share, subject to adjustment in certain events.

The Offering was conducted pursuant to the terms of an underwriting agreement dated August 20, 2021 between the Company and A.G.P./Alliance Global Partners, Cantor Fitzgerald Canada Corporation and ATB Capital Markets Inc. (collectively, the “Underwriters”). The Company granted the Underwriters an over-allotment option to purchase up to 7,118,644 additional Units on the same terms as the Offering, exercisable within 30 days of the closing of the Offering, which was exercised in part on closing for the purchase of 1,622,396 additional Units.

The Company expects to use the net proceeds from the Offering to satisfy a portion of the cash component of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition and for expenditures in relation to the Company’s U.S. expansion plans.

The Units were offered in each of the provinces and territories of Canada by way of a prospectus supplement dated August 20, 2021 (the “Prospectus Supplement”) to the Company’s amended and restated short form base shelf prospectus dated May 25, 2021 (the “Base Shelf Prospectus”) and in the United States pursuant to the Company’s registration statement on Form F-10 (the “Registration Statement”) in accordance with the U.S./Canada Multijurisdictional Disclosure System.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and a copy of the Registration Statement is available on EDGAR at www.sec.gov. Copies of the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com. Copies may also be obtained, from Cantor Fitzgerald Canada Corporation in Canada, by emailing ecmcanada@cantor.com, or Cantor Fitzgerald & Co. in the U.S., by emailing prospectus@cantor.com.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

August 25, 2021